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                                                                    EXHIBIT 99.6


                         THE GENERAL CHEMICAL GROUP INC.

                       [__________] SHARES OF COMMON STOCK
               OFFERED PURSUANT TO SUBSCRIPTION RIGHTS DISTRIBUTED
                       BY THE GENERAL CHEMICAL GROUP INC.
                               TO ITS SHAREHOLDERS

      To Our Clients:

            This letter and the materials accompanying it are being distributed to you as the beneficial owner of the shares of common stock (the "Common Stock") of The General Chemical Group Inc. ("GCG") held of record by us for you in your account. We received the materials accompanying this letter from GCG in connection with its offering of [__________] newly-issued shares of its Common Stock, for a subscription price of $[____] per share (the "Subscription Price"), pursuant to subscription rights (the "Rights") distributed by GCG to the holders of record of its Common Stock as of the close of business on [__________], 2001 (the "Record Date"). The Rights are described in the Prospectus, dated [__], 2001, that accompanies this letter.

            You have received [____] Rights for each share of Common Stock carried by us in your account as of the Record Date. GCG is not granting fractional Rights; if a fractional Right would have been calculated for a shareholder as a result of the ratio described above, the number of Rights granted to such shareholder has been rounded up to the nearest whole Right. You are permitted to purchase one (1) share of Common Stock for each whole Right you received at the Subscription Price. This is your "Basic Subscription Privilege". You also have the right to subscribe, at the Subscription Price, for the shares remaining after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege. This is your "Oversubscription Privilege". If there are insufficient remaining shares to satisfy all exercised Oversubscription Privileges, such remaining share will be allocated prorata among all holders of Rights exercising Oversubscription Privileges, in proportion to the number of shares each holder purchases pursuant to his or her Basic Subscription Privilege. You must exercise your Oversubscription Privilege (or not) at the time you exercise your Basic Subscription Privilege, and you must exercise your Basic Subscription Privilege in full in order to exercise your Oversubscription Privilege.

            In general, your Rights are not transferable. You may, however, transfer your Rights to your immediate relatives (i.e., your spouse, children and parents), to entities wholly-owned or controlled by you and to certain other permitted transferees more fully described in the Prospectus.

            You may only exercise your Rights through us. We are sending you the materials accompanying this letter as the beneficial owner of the share of Common Stock carried by us in your account but not registered in your name. Accordingly, we request instructions as to whether you wish us to exercise your Basic Subscription and Oversubscription Privileges. We urge you to read the materials accompanying this letter--particularly the Prospectus--before delivering such instructions to us.

            If you would like us to exercise your Rights on your behalf, please complete and return to us the instruction form on the back of this letter. Kindly forward your instructions to us as promptly as possible, so that we may exercise your Rights on your behalf prior to [______], at 5:00 P.M., New York City time, at which time the offering will expire (unless it is extended by GCG). Please note that, once we have exercised your Rights on your behalf, such exercise cannot be revoked.

      If you have any questions concerning the offering, please contact Mellon Bank, N.A., c/o Mellon Investor Services LLC, the subscription agent for the offering, at (toll free) 1 (888) 232-7873.